UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 27, 2023

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, D5
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Calliditas Therapeutics AB today announced that the U.S. Food and Drug Administration (FDA) has granted orphan drug designation (ODD) for the treatment of Alport syndrome with setanaxib. Based on supportive pre-clinical work, Calliditas plans to initiate a randomized, placebo-controlled phase 2 clinical study in Alport syndrome with around 20 patients in the fourth quarter of 2023. Enclosed hereto as Exhibit 99.1 is a copy of the announcement.

The information contained in this Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-265881) and Form S-8 (File Nos. 333-240126 and 333-272594).

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated September 27, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: September 27, 2023	By:	/s/ Fredrik Johansson
Fredrik Johansson Chief Financial Officer